No.7-2/2005-06/IR/SEC
                                                           Dated: 23rd June 2005


Mr. Larry Spirgel,
Assistant Director,
Division of Corporate Finance,
Securities & Exchange Commission,
Washington, D.C.  20549 (USA)


Dear Sir,

Sub: RESPONSE OF MTNL TO COMMENT LETTER ON FORM 20-F FOR FISCAL YEAR 2003-04
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This is with regard to the letter of comment received from your end in which
MTNL was asked to provide appropriate written responses. We appreciate & understand that the purpose of your review process is to assist us in compliance with the applicable disclosure requirements& to enhance overall disclosure in our filings. The point-wise response to the comments are stated below:


     LEGAL PROCEEDINGS, PAGE 31

     1. We note in seventh paragraph that you have not accrued for the income tax charge, interest and penalty of approximately Rs. 33 billion on the disallowable license fees. Please tell us in detail in your response letter how you met the requirements of paragraph 8 of SFAS no.5. Please refer to FASB Interpretation no.14 which provides for additional guidance on SFAS no. 5.

     RESPONSE

     We have not accrued for the income tax charge, interest and penalty of approximately Rs. 33 billion on the disallowable license fees as we do not believe that this is a probable loss contingency which needs to be accrued in accordance with the conditions of paragraph 8 of SFAS no.5 as interpreted by FIN 14. We believe that the claims would eventually be decided in our favor based on the following.

     i) We have received advise supporting the our position from our tax advisors;

     ii) We have also obtained a legal opinion from a Senior Lawyer (practicing before the Supreme Court of India) indicating that the disallowance of License fee by the Income Tax department is not tenable under Indian law.

     iii) Further the Income Tax Appellate Tribunal (ITAT), the highest appellate authority in the Income Tax Department in India has issued a decision against the tax authorities for the disallowance of license fees against another fixed line telecom operator in India on a similar issue.

     iv) We have also received a favorable decision from ITAT during the year 2003-04 with regard to the disallowance of license fees pertaining to tax year 1997-98.


     Item 5: Operating and Financial Review and Prospects

     Critical Accounting Policies and Estimates, page 43

     2. We believe that your disclosures, with respect to critical accounting policies, do not provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial conditions and results of operations and require your most difficult, subjective or complex judgments. For the most part, the current disclosure is identical to the disclosure presented in Note 2 - Summary of significant accounting policies, appearing in the notes to the financial statements. Please revise.

     RESPONSE

     The Company will make the requested revisions in its FY 2005 Form 20-F and in future filings.

     3. None of the critical accounting estimates that you include in your current disclosures includes a sensitivity analysis or other quantitative information. Revise your disclosure to include a sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing, to the extent material, such factors as how they arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For example, you should expand the disclosure of your accounting for pension and other retirement benefits and legal contingencies to provide more specific disclosures.

     For additional guidance, refer to Item 5 of Form 20-F as well as section V of SEC Release No. 33-8350 ( December 19, 2003), Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Result of Operations, which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

     RESPONSE

     The Company will make the requested revisions in its FY 2005 Form 20-F and in future filings.

     Results of operations, page 48
     ------------------------------

     4. Your present discussion of the costs of revenues and selling, general and administrative expenses on the pages 48 and 49 does not address changes in each material component of these line items. Please revise your present disclosure to discuss the changes in each material line presented on page F-4. In circumstances where there is more than one business reason for the change, you should attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line items. Please comply with Item 5 of Form 20-F. Also, refer to SEC Release No. 33- 8350.

     RESPONSE

     The Company will make the requested revisions in its FY 2005 Form 20-F and in future filings.

     Item 15. Control and procedures, page 79
     ----------------------------------------

     5. We note your disclosure that "our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act." Please confirm in your response letter, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13(a) - 15(c) of the Securities Exchange Act. Additionally, please comply with this comment in the future filings.

     RESPONSE

     As requested, we confirm that our officers have concluded that our disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive financial officers, to allow timely decisions regarding required disclosure.". Disclosure will be added in the FY 2005 Form 20-F and in future filings.

     6. We note your disclosure that "our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on timely basis, information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act." We also note that your quarterly financial statement furnished on Form 6-K include review reports that note possible discrepancies from India GAAP. Please tell us in your response letter what consideration your officer gave to these review report in their evaluation of your disclosure controls and procedure and in reaching their conclusion that your disclosure controls and procedures were effective. In this regard we note the following reports;


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     o Annexure 1 to the review report for the financial statements for the three months ended September 30, 2004, filed on Form 6-K filed December 1, 2004;
     o Annexure 1 to the review report for the financial statements for the three months ended June 30, 2004, filed on Form 6-K filed August 31, 2004;
     o Annexure A to the review report for the financial statements for the three months ended December 30, 2003, filed as Exhibit 99.5 to Form 6-K filed February 27, 2004; and
     o Annexure A to the review report for the financial statements for the three months ended September 30, 2003, filed on Form 6-K filed December 3, 2003.

     RESPONSE

     The discrepancies noted in the Form 6K are related to our interim financial statements prepared in accordance with Indian GAAP. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are aware of the discrepancies included in the quarterly Indian GAAP review reports as the financials are reviewed/cleared by them before the public release.

     We are not required to file quarterly US GAAP financial statements. Our primary financial statements in the 20-F are our consolidated financial statements prepared in accordance with US GAAP and these discrepancies have been appropriately accounted in our annual US GAAP financial statements Our CEO and CFO have considered these discrepancies in their evaluation of our disclosure controls and procedures and concluded that they were effective as of the end of such period.

     Independent Registered Public Accounting Firm, page F-2
     -------------------------------------------------------

     7. On PCAOB's listing of the registered firms as of February 3, 2005, we note the auditors- Price Waterhouse, in New Delhi, India-are not a registered member of PCAOB. Please advise us in writing of the status of your auditors to practice before the Commission.

     RESPONSE

     The audit of Mahanager Telephone Nigam Limited (MTNL) for the year ended 31 March 2004 was carried out by M/s. PriceWaterhouse, Bangalore, Chartered Accountants (The Institute of Chartered Accountants of India - Registration No. FRN 007568) herein after referred to as PW, Bangalore or the Firm, having head office at Bangalore and additional offices at New Delhi, Mumbai, Kolkata, Hyderabad and Chennai in India.

     PCAOB with its letter dated 4 June 2004 has confirmed the registration of the Firm, which was approved by the PCAOB board on 2 June 2004.Please find attached the PCAOB letter as appendix.1. .

     Statements of Operations, page F-4
     ----------------------------------

     8. We note that your presentation of cost of revenues excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue . It is not appropriate to present gross profit that excludes depreciation, which is prohibited by SAB 11-B. Please revise your income statement presentation and other related financial


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     information in future filings to include depreciation expenses in the calculation of gross margin.

     RESPONSE

     We will revise our income statement presentation and other related financial information in the FY 2005 Form 20-F and in future filings.

     Consolidated Statements of Cash flows, page F-6
     -----------------------------------------------

     9. Please tell us in your response letter the nature of the line item "Excess liabilities written back".

     RESPONSE

     The amount primarily includes excess accruals being reversed to income, relating to unmatched excess cash received in respect of debtors in previous years upto 1998 amounting to Rs 590 million (which as per The Limitation Act, after a period of three years become time barred and become property of the Company)

     This line item also includes other time barred liabilities amounting to Rs 245 million outstanding for more than 3 years and other provisions (including for unpaid bonuses, Rs 90 million) no longer required which have been written back.

     These are all non cash items and there is no impact on the cash flows for the year 2004.

     Contingent Liabilities-Sales Tax, page F-26
     -------------------------------------------

     10. We note that the financial statements do not include the accrual for the sales tax. liabilities. Please tell us in your response letter how you evaluated the requirements of paragraph 8 of SFAS no.5 with respect to the sales tax liabilities. Also, refer to FASB Interpretation no.14 which provides for additional guidance on SFAS no. 5.


     RESPONSE

     Management believes that, although an unfavorable outcome is reasonably possible, it is not probable and hence no accrual has been made. This assertion is based on the following:

     i) We have obtained an opinion from a reputed legal firm in India supporting the Company's position;

     ii) The Company successfully challenged the demands raised in the high court and obtained stay orders against payment of the claims;

     iii) This is an industry wide issue and all the telecommunication carriers in the industry in India have obtained stay orders against such claims;


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     iv) The Company, through the industry group Association of Operators, has challenged the premise for the demands in the Supreme Court of India, which has referred the matter to a larger bench.

     We hope the above responses will provide the necessary information & disclosures as required by you. We would welcome in case any further information is needed.


     Thanking You,


                                                               Yours Faithfully,


                                                                  /s/ Anita Soni
                                                           ---------------------
                                                                    (Anita Soni)
                                                              Director (Finance)